Peter R. Kent CEO & CFO +1 (212) 293-2692 pkent@liquidholdings.com

October 27, 2015

Megan Akst

Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Liquid Holdings Group, Inc.
Item 4.01 Form 8-K and Form 8-K/A
Filed September 24 and September 29, 2015, respectively
File No. 1-36024

Dear Ms. Akst:

Liquid Holdings Group, Inc. (the “Company”) submits the following response to the comment raised in the staff’s letter, dated October 15, 2015. In order to facilitate your review, the staff’s comment is followed by the Company’s response below.

Form 8-K and 8-K/A filed September 24 and September 29, 2015, respectively

We note your disclosure explaining that your management and Grant Thornton, LLP disagreed over the ability of Grant Thornton, LLP to obtain sufficient appropriate evidential matter needed in order to issue an unqualified opinion on the company’s 2014 audited financial statements. In addition we note your disclosure explaining the reportable event associated with the material weaknesses identified as a result of the Restatement.

Please expand your disclosure to address the following requirements, in accordance with Item 304(a)(1)(iv) and (v) of Regulation S-K.

(i)	state whether any audit or similar committee of the board or directors, or the board of directors, discussed the subject matter of each disagreements with Grant Thornton, LLP

(ii)	state whether you have authorized Grant Thornton, LLP to respond fully to the inquiries of your successor accountant concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation thereon and the reason therefore.

In addition to the foregoing, obtain and file with the amendment to your Form 8-K, an updated Exhibit 16 letter from Grant Thornton, LLP, pertaining to your revised disclosure.

Response: The Company filed a Current Report on Form 8-K on September 24, 2015 (the “Initial Form 8-K”) to disclose the circumstances of the resignation of its independent registered public accounting firm, Grant Thornton, LLP (“Grant Thornton”). The Company amended the Initial Form 8-K on September 29, 2015 (the “Amended Form 8-K”) to file with the SEC the correspondence it had received from Grant Thornton on September 28, 2015. The Company respectfully believes that the disclosure it provided in the Initial Form 8-K and Amended Form 8-K does not need to be expanded for the following reasons:

Liquid Holdings Group, Inc.

111 River Street, Ste. 1204

Hoboken,NJ 07030

www.liquidholdings.com

Megan Akst
October 27, 2015

(i) The Company stated in its Initial Form 8-K that

“[t]he results of Ballard Spahr’s investigation were communicated to the Audit Committee and Grant Thornton on July 27, 2015, and at that time Grant Thornton indicated that the results of the Investigation were acceptable to it and that it saw no obstacle to completing its audit of the 2014 Financial Statements or issuing its audit report thereon. … The Company believes that Grant Thornton had ample time to communicate its concerns to the Company either during the course of the Investigation or upon the completion of the Investigation, which was well in advance of September 15, 2015, and thus Grant Thornton’s resignation cannot accurately be characterized as due to ‘unexpected circumstances’. In addition, Grant Thornton demanded the final payment with respect to its services on September 14, 2015 as a condition to delivering its report with respect to the 2014 Financial Statements, which payment was promptly made by the Company on September 15, 2015, hours before Grant Thornton informed the Company of its refusal to issue its audit report.”

Despite the attempts of the Company’s management to discuss with Grant Thornton the reasons for its unwillingness to issue its report on September 15, 2015, Grant Thornton did not offer any explanations until stating on a telephone call to the undersigned on September 18, 2015 that Grant Thornton’s resignation was due to the refusal of two stockholders of the Company, Brian Ferdinand and Douglas Von Allmen (neither of whom was an officer or director of the Company at the time), to cooperate with the Investigation (as such term is defined in the Initial 8-K). Grant Thornton knew about such failure to cooperate with the Investigation since March 31, 2015 when initial results of the Investigation were presented to them, however, Grant Thornton’s resignation letter to the Company, dated September 21, 2015, a copy of which is attached hereto as Exhibit A, did not list any audit scope limitations. Such refusal to cooperate with the Investigation was identified as an audit scope limitation after Grant Thornton’s resignation in its letter to the SEC, attached as Exhibit 16.1 to the Amended 8-K (the “Second Letter”), which stated that

“The fact that: (a) parties likely to have information relevant to the Investigation remain uncooperative, and (b) the Company cannot predict whether the information they possess might substantiate the allegations or raise additional issues, presents a scope limitation with respect to our ability to obtain sufficient appropriate evidential matter in order to issue an unqualified audit opinion.”

www.liquidholdings.com

Megan Akst
October 27, 2015

Item 304(a)(1)(iv) of Regulation S-K requires the Company to state

“whether during the registrant’s two most recent fiscal years and any subsequent interim period preceding such resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. Also, (A) describe each such disagreement; (B) state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each of such disagreements with the former accountant; and (C) state whether the registrant has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation thereon and the reason therefore. The disagreements required to be reported in response to this Item include both those resolved to the former accountant's satisfaction and those not resolved to the former accountant's satisfaction.” (emphasis added)

The Company believes that no additional disclosure is required under Item 304 of Regulation S-K quoted above. Although the Company disagrees with Grant Thornton’s timing and manner of its resignation, there were no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure prior to its resignation. It was only in the Second Letter that Grant Thornton stated they believed there was a scope limitation in connection with their opinion. The Company continues to believe, as it stated in its Initial Form 8-K, that “Grant Thornton (i) failed to fulfill its professional obligations and duties to the Company as its client in performing the services and (ii) breached obligations and promises it made in its engagement letter, as amended, with the Company.”

(ii) The Company stated in its Initial Form 8-K that “[t]he Audit Committee has not appointed a new independent registered public accounting firm…. The Company will authorize Grant Thornton to respond fully to the inquiries of any successor accountant concerning the subject matter of any potential reportable events and disagreements set forth above.” As stated in the Initial Form 8-K, the Company will authorize Grant Thornton to respond fully to the inquiries of any successor accountant and such authorization will have no limitation thereon.

Because the Company believes that no additional disclosures are required for the reasons set forth above, the Company would not need to obtain an updated Exhibit 16 letter from Grant Thornton.

www.liquidholdings.com

Megan Akst
October 27, 2015

Other Information

In connection with responding to the foregoing comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (212) 293-1836.

Sincerely,

/s/ Peter R. Kent

Peter R. Kent
Chief Executive Officer and
Chief Financial Officer

cc:	Dennis Suskind, Chairman of the Audit Committee

of the Board of Directors of Liquid Holdings Group, Inc. (via e-mail)

www.liquidholdings.com

EXHIBIT A

September 21, 2015

Mr. Dennis Suskind	Grant Thornton LLP
Chairman of the Audit Committee	445 Broad Hollow Road, Suite 300
Mr. Peter Kent	Melville, NY 11747-3601
Chief Executive Officer/Chief Financial Officer
Liquid Holdings Group, LLC	T 631.249.6001
111 River Street	F 631.249.6144
Hoboken, NJ 07030	www.GrantThornton.com

Re: Termination of Services

Dear Messrs.:

Pursuant to the September 22, 2014 engagement letter, and the Addendum thereto dated August 10, 2015, between Grant Thornton LLP (“Grant Thornton”) and Liquid Holdings Group, LLC. (the “Company”), Grant Thornton agreed to perform an audit of the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2014 and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended as well as related interim reviews.

There have been a number of unexpected circumstances that have arisen since our engagement letters that, in our professional judgement, are resulting in our resignation from the engagement referred to above.

Per the discussion with Peter on September 18, 2015 this letter terminates our services.

Sincerely,

/s/ Luciano Centanni

Luciano Centanni

Partner

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd